Contact

www.linkedin.com/in/yarrumretep (LinkedIn)
www.quantrix.com (Company)

Top Skills

Executive Management
Smart Contracts
Blockchain

Peter Murray

Murray Consulting
Portland, Maine Metropolitan Area

Summary

Experienced technology entrepreneur with a hands-on approach. Background managing engineering teams from 3 - 120 and everywhere in between. Goal driven executive who likes to roll up his sleeves and sling code with a team to build something great.

Experience

bluShift Aerospace
Board Member
May 2024 - Present (1 year)
Brunswick, Maine, United States

Avalara
VP, General Manager of DAVO
April 2021 - March 2023 (2 years)
Westbrook, Maine, United States

DAVO Sales Tax
CEO
March 2019 - April 2021 (2 years 2 months)
Westbrook, Maine

optionality.io
Founder / CTO
August 2017 - March 2019 (1 year 8 months)
Portland, Maine Area

Designed and developed a decentralized options trading platform on the Ethereum network. Developed smart contract functionality to write covered call and put options between ERC-20 token pairs. Developed decentralized exchange to buy/sell those options. Designed and built front-end d'app for access to options marketplace.

Murray Consulting

Contract CTO / Technology Strategy / Cryptocurrency Strategy & Implementation

January 2001 - March 2019 (18 years 3 months)

Consulting with clients on implementation and strategy regarding public and private blockchain initiatives. Developed architecture for a multi-currency mobile wallet with smart contract enabled peer-to-peer lending. Built and operated a multi-currency ICO platform used in the BioCoin ICO in October 2017. Developed several open-source modules in use by the Ethereum community. Developed and shepherded to finalization an Ethereum standard for minimal proxy contracts, EIP-1167.

IDBS
Chief Technology Officer

September 2014 - April 2016 (1 year 8 months)

Portland, Maine Area

Led team of 130+ software engineers, quality engineers, U/X designers, and business analysts delivering globally recognized scientific data management software. Designed and executed transformation from monolithic waterfall process to agile methodology resulting in accelerated feature delivery, higher software quality and lower cost. Transitioned core product release cycle from more than 12 months per release to a quarterly release rhythm while simultaneously delivering 2 new products to market. Championed and implemented SaaS offering of core product.

Daktari Diagnostics
Vice President of Connectivity and Software

October 2013 - September 2014 (1 year)

Cambridge, MA

Built and led team responsible for development of firmware and software aspects of the flagship Daktari CD4 field diagnostic device. Negotiated and implemented worldwide data coverage network with cellular carriers. Delivered and tested device fleet management and clinical data delivery solution in the field in several African countries.

Quantrix
Founder / CTO

January 2001 - December 2010 (10 years)

Led engineering efforts and business development activities to build Quantrix from zero to strategic acquisition by IDBS. Oversaw all technical operations, research, architecture, and software development of Quantrix Modeler, a sophisticated financial modeling application. Architected high performance multi-dimensional calculation engine and thin-client, multi-user interface.

Gofish.com
CTO
1999 - 2001 (2 years)

Architected and developed specialized half-blind auction software for business-to-business seafood sales and invoice factoring. Managed team of twenty-five technology specialists to achieve 99.999% uptime while delivering bi-weekly feature releases.

New England Internet Services
Founder / President / CTO
1995 - 1999 (4 years)

Created and grew high-end Internet connectivity, consulting, and software development business serving northern New England. Built the business by merger and expanded management team to continue growth. Managed acquisition of the business in regional roll-up.

Lighthouse Design, Ltd.
Lead Software Engineer
1992 - 1995 (3 years)

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Education

Stanford University
B.Sc., Symbolic Systems · (1988 - 1992)

Portland High School
 · (1983 - 1987)

Wayneflete
 · (1981 - 1982)